November 10, 2009

VIA EDGAR

Mr. Frank J. Donaty, Jr.
Assistant Director
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	Request for Approval Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 on behalf of the following registrants (collectively, the “Registrants”):
•	American Century Asset Allocation Portfolios, Inc.
(1933 Act File No. 333-116351, 1940 Act File No. 811-21591)
•	American Century California Tax-Free and Municipal Funds
(1933 Act File No. 002-82734, 1940 Act File No. 811-03706)
•	American Century Capital Portfolios, Inc.
(1933 Act File No. 033-64872, 1940 Act File No. 811-07820)
•	American Century Government Income Trust
(1933 Act File No. 022-99222, 1940 Act File No. 811-04363)
•	American Century Municipal Trust
(1933 Act File No. 002-91229, 1940 Act File No. 811-04025)
•	American Century Mutual Funds, Inc.
(1933 Act File No. 002-14213, 1940 Act File No. 811-00816)
•	American Century Quantitative Equity Funds, Inc.
(1933 Act File No. 033-19589, 1940 Act File No. 811-05447)
•	American Century World Mutual Funds, Inc.
(1933 Act File No. 033-39242, 1940 Act File No. 811-06247)

Dear Mr. Donaty:

Funds in the American Century family of funds (excluding insurance products) may issue up to seven classes of shares: Investor Class, Institutional Class, A Class, B Class, C Class, R Class and Advisor Class. Not all funds currently offer all classes, however, and from time to time a Registrant may wish to make available additional classes of an existing series. More specifically, American Century is currently planning an initiative to make additional classes available for certain series issued by the Registrants as indicated on Exhibit A hereto (the “Expanded Offering”). We expect to launch the first phase of the Expanded Offering on or about March 1, 2010, and would like to implement the large number of required registration statement amendments in the most efficient manner possible. Therefore, as Assistant Vice President of the Registrants and pursuant to Rule 485, paragraph (b)(1)(vii), under the Securities Act of 1933, I hereby request permission to file post-effective amendments under this paragraph to implement the Expanded Offering. Please note that the requested relief is

Mr. Frank J. Donaty, Jr.
November 10, 2009

essentially identical to the relief granted to American Century by the Staff in response to a similar request on June 12, 2007.

The Staff has recently had multiple opportunities to review and comment on the class-specific disclosures to be inserted into the affected prospectuses and statements of additional information including, for example, in connection with a Rule 485(a) filing of American Century Quantitative Equity Funds, Inc. (1933 Act File No. 033-19589, 1940 Act File No. 811-05447), which was filed on August 14, 2009, as Post-Effective Amendment No. 53 under the Securities Act of 1933.  This filing, which was made to comply with the new summary prospectus requirements, included disclosure relating to each of the classes currently offered by American Century. All comments received from the Staff with respect to the class-specific disclosure have been addressed.

The Registrants certify that the class-specific disclosure in the proposed Rule 485(b) amendments will be substantially identical to the class-specific disclosure contained in the above-referenced Rule 485(a) filing of American Century Quantitative Equity Funds, Inc. and that all other disclosure contained in the filings would otherwise qualify under paragraph (b) of Rule 485.

I would appreciate your response as soon as possible. If the Staff should decline this request we would need to develop an alternate schedule to accommodate additional filings under Rule 485(a) to implement the Expanded Offering beginning in mid-December.

If there any questions or comments regarding this request, please contact me at (816) 340-7276.

Sincerely,

/s/ Brian L. Brogan
Brian L. Brogan
Assistant Vice President

EXHIBIT A

Registrant	Series	Classes to Be Added	Proposed Effective Date
American Century Capital Portfolios, Inc.	Mid Cap Value Fund	A2, C	March 1, 2010
	Small Cap Value Fund	A2,C, R
American Century Municipal Trust	High-Yield Municipal Fund	Institutional	March 1, 2010
	Tax-Free Bond Fund	A, C
	New York Tax-Free Fund	Institutional
American Century Mutual Funds, Inc.1	Capital Value	A2	March 1, 2010
	Growth Fund	A2, C
	New Opportunities Fund	Institutional, A, C, R
	Vista Fund	A2, C
American Century Asset Allocation Portfolios, Inc.	LIVESTRONG 2015 Portfolio	A2, C	April 1, 2010
	LIVESTRONG 2020 Portfolio	A2, C
	LIVESTRONG 2025 Portfolio	A2, C
	LIVESTRONG 2030 Portfolio	A2, C
	LIVESTRONG 2035 Portfolio	A2, C
	LIVESTRONG 2040 Portfolio	A2, C
	LIVESTRONG 2045 Portfolio	A2, C
	LIVESTRONG 2050 Portfolio	A2, C
	LIVESTRONG Income Portfolio	A2, C
American Century California Tax-Free and Municipal Funds	California Tax-Free Bond Fund	Institutional, A, C	April 1, 2010
	California High-Yield Municipal Fund	Institutional
	California Long-Term Tax-Free Fund	Institutional
American Century Government Income Trust	Inflation-Adjusted Bond Fund	A2, C, R	April 1, 2010
	Ginnie Mae Fund	A2, C
	Government Bond Fund	Institutional, A2, C, R
	Short-Term Government Fund	Institutional, A2, C, R
American Century QuantitativeEquity Funds, Inc.	Small Company Fund	A2, C	April 1, 2010
American Century World Mutual Funds, Inc.1	International Discovery Fund	A2, C, R	April 1, 2010
	International Opportunities Fund	A, C, R

1
This issuer has not yet filed an amendment under Rule 485(a) to implement the changes required by the summary prospectus rules. We intend, separately, to request relief from such filing pursuant to Rule 485(b)(1)(vii) in light of the large number of such filings by other American Century registrants previously reviewed by the Staff. If such relief is not granted, then the new classes proposed for this issuer in connection with the Expanded Offering would be included in the summary prospectus filing under Rule 485(a) and relief pursuant to this request would be unnecessary.

2
Existing Advisor Class to be re-designated as A Class, with resulting disclosures consistent with other A Class examples. Although these re-named classes are technically not new classes to be added, we have included them here to provide a more complete picture of the changes associated with the Expanded Offering.

A-1